Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
As of and for the three and nine months ended September 30, 2018

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Goodfella's, Aunt Bessie's, Iglo and Findus.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the nine months ended September 30, 2018
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the nine months ended September 30,
	2018	2017
	€m	€m
Net cash generated from operating activities	110.7	120.5
Cash used in investing activities	(486.0)	(28.5)
Net cash generated from/(used in) financing activities	315.1	(226.8)
Net decrease in cash and cash equivalents	(60.2)	(134.8)
Cash and cash equivalents at end of period	156.9	178.1
Cash and cash equivalents has decreased during the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017. Net cash generated from operating activities has decreased by €9.8 million compared to the nine months ended September 30, 2017, due to the operating results for the period and lower cash flows for exceptional costs, offset by working capital cash outflows in the current period. Cash used in investing activities has increased by €457.5 million compared to the nine months ended September 30, 2017, primarily as a result of the acquisitions of the Goodfella's Pizza and Aunt Bessie's businesses. Net cash generated from financing activities has increased by €541.9 million compared to the net cash outflow in the nine months ended September 30, 2017 due primarily to proceeds from the draw down of €354.8 million new Senior debt in conjunction with our acquisitions completed. The net cash outflow in the nine months ended September 30, 2017 included a payment of €177.6 million for the repurchase of the Company's own shares and payments of €13.6 million for fees incurred as part of the refinancing of the Company's debt arrangements.

Nomad Foods Limited—Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this interim report, in addition to the information included in our consolidated financial statements and related notes as filed on the Company's Form 20-F for the year ended December 31, 2017, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.

The market for frozen food is highly competitive. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position.

In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.

Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business, financial condition and results of operations.
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.

There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the United Kingdom, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.

Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.

We conduct operations in our key markets of the United Kingdom, Italy, Germany, Sweden, France, and Norway, from which approximately 80% of our revenue was generated during the year ended December 31, 2017. We are particularly influenced by economic developments and changes in consumer habits in those countries.

The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), which has created political and economic uncertainty both in the United Kingdom and the other European Union member states. A deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of food ingredients, packaging materials, other supplies and energy costs. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices can impact our results of operations.

Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the European Union including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases and local, the impact of Brexit, national or international quarantines can also adversely affect availability and prices of commodities in the long and short term.

While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.

Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.

Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.

Our customers include supermarkets and large chain food retailers in the United Kingdom, Germany, France, Italy and Sweden. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2017, our top 10 customers account for 41% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.

Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.
Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.

Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business, which provides us with an advantage over smaller market participants. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022.

We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.

As is typical in the food industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad-hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers have claimed reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our customers may not be creditworthy.

Our business is subject to the risks of nonpayment and nonperformance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.
Failure to protect our brand names and trademarks could materially affect our business.

Our principal brand names and trademarks (such as Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie’s) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Birds Eye brand, which we use in the United Kingdom, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.

Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. For example, while it did not significantly impact our Predecessor’s business, many food companies including our Predecessor had to deal with the reputational impact of the industry-wide horsemeat contamination issue that arose across most European food markets in January 2013. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.

We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. In addition, governmental regulations may require us to identify replacement products to offer to our customers or, alternatively, to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.

We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, which could negatively affect our business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.
Potential liabilities and costs from litigation could adversely affect our business.

There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourself or in asserting our rights in these actions or meeting new legal requirements. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.
We are exposed to local business and tax risks in many different countries.

We operate in various countries in Europe, predominantly in the United Kingdom, Germany, France, Italy, Sweden and Norway. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability, differing economic cycles and adverse economic conditions, unexpected changes in regulatory environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, France and Italy. The agreement by which we acquired the Findus Group provides for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to the Findus Group. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of packaging materials and distribution of our products. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.
The nature of the exit of the UK from the EU could adversely impact our business, results of operations and financial condition.

On June 23, 2016, the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The terms of any withdrawal are subject to a negotiation period that could last at least two years, or longer, if the European Council unanimously agrees to extend the negotiation period. Without any such extension or agreement on the terms of the UK’s withdrawal from the EU, the UK’s membership in the EU will end automatically on March 29, 2019, the expiration of the two-year period. Although negotiations are ongoing, there is considerable uncertainty as to whether the arrangements for the UK to leave the EU will be agreed upon within the two-year period and, if not, whether an extension of that time period would be agreed upon.

For the year ended December 31, 2017, 94% of our revenue was derived from the European Union as a whole and 21% was derived from the United Kingdom. As a result of the Goodfella's and Aunt Bessie's acquisitions, the percentage of our revenues derived from the United Kingdom will materially increase. In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. Depending on the terms of Brexit, the UK could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the United Kingdom and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our products may make our products more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some of our operations, which would be costly and negatively impact our profitability and cash flow.

Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU.

Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.

The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions, or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.

We rely on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.

In addition, if we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity and natural disasters.

Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures affecting marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products.  Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.

In addition, our manufacturing facilities may be subject to damage or disruption resulting from fire, terrorist activity, natural disasters or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.

Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, Tonsberg and Valladolid sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures. In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased in the first half of 2017 with production transfered to other factories in the Group’s network. In January 2018, we sold the factory building and parts of the premises. We may be unable to realize the expected benefits of these actions which could potentially adversely affect our profitability and operations.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.

As of December 31, 2017, we employed approximately 3,875 employees, of which approximately 1,267 were located in Germany, 801 were located in the United Kingdom, 335 were located in France, 451 were located in Italy, 536 were located in Sweden/Norway and 485 employees in other locations. As of December 31, 2017, approximately 67% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the United Kingdom, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.

We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2018. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.
Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.

As a producer of food products for human consumption, we are subject to extensive regulation in the United Kingdom, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, regulations of the European Parliament and Council published in October 2011 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.

All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities and levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.
We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.

Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the United Kingdom, Germany, France, Italy, Sweden, Norway and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.

Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on our business, financial condition and results of operations.

In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.

Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and the EU General Data Protection Regulation. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures.  If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation.  Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.
A failure in our cold chain could lead to unsafe food conditions and increased costs.

“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have an adverse effect on our business, financial condition and results of operations.
Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.

Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.

In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

An increase in market interest rates would increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.

We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our United Kingdom based business and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange impacts as we convert the Pound Sterling results of our United Kingdom business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. We have swapped a portion of our USD term loan to GBP using cross currency interest rate swaps which act as a natural hedge for our United Kingdom business. We are also exposed to exchange rate risk due to the fact that a significant portion of our raw material purchases, mainly fish, are denominated in U.S. Dollars and our Swedish business also has a significant exposure on purchases denominated in Euro. Our policy is to reduce this risk by using foreign exchange forward contracts with a maturity of less than one year which are designated as cash flow hedges. However, such hedging arrangements may not fully protect us against currency fluctuations. Fluctuations and sustained strengthening of the U.S. Dollar exchange rate against our operating currencies may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from both our competitors and our key suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business. As an example, the impact of the adoption of IFRS 16 ‘Leases’ may have a material impact on the Statements of Financial Position and Profit or Loss. Management is assessing this and other new accounting pronouncements and its impact on the Company prior to their adoption dates.
We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.

Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2017, the carrying value of intangible assets totaled €3,470.0 million, of which €1,745.6 million was goodwill and €1,724.4 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €4,601.7 million.
We face risks associated with certain pension obligations.

The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.

The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.

Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.
If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
Risks Related to Our Structure and Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.

Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions, including the Findus, Goodfella's and Aunt Bessie’s acquisitions.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:
•unexpected losses of key employees or customers of the acquired company;
•conforming the acquired company’s standards, processes, procedures and controls with our operations;
•coordinating new product and process development;
•hiring additional management and other critical personnel;
•negotiating with labor unions; and
•increasing the scope, geographic diversity and complexity of our current operations.

We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.
We may be subject to antitrust regulations with respect to future acquisition opportunities.

Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
We may face significant competition for acquisition opportunities.

There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.
Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

In addition, following an acquisition, including the Iglo, Findus, Goodfella's and Aunt Bessie’s acquisitions, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.
We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the ordinary shares. The amount of distributions and dividends, if any, which may be paid to us from any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the ordinary shares.
The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.

Our founders, Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.
Risks Related to our Ordinary Shares
We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.

We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of March 14, 2018, we had outstanding the following:

•1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders.
The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on the last day of the seventh full financial year following completion of the Iglo Acquisition and some or all of them may be converted following written request from the holder;

•125,000 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•4,927,000 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
As of such date, we also had 12,472,744 ordinary shares available for issuance under our LTIP.

Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 29, 2017, we approved a 2017 Founder Preferred Share Dividend in an aggregate of 8,705,890 ordinary shares. The dividend price used to calculate the 2017 Founder Preferred Shares Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten trading days of 2017) and the Ordinary Shares were issued on January 2, 2018. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
•variations in our quarterly operating results;
•volatility in our industry, the industries of our customers and suppliers and the global securities markets;
•risks relating to our business and industry, including those discussed above;
•strategic actions by us or our competitors;
•reputational damage from unsafe or poor quality food products;
•actual or expected changes in our growth rates or our competitors’ growth rates;
•investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
•addition or departure of our executive officers;
•changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
•trading volume of our ordinary shares;
•future sales of our ordinary shares by us or our shareholders;
•domestic and international economic, legal and regulatory factors unrelated to our performance; or
•the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.
If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. See Item 16G: Corporate Governance as filed on the Company's Form 20-F for the year ended December 31, 2017.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. See Item 16G: Corporate Governance as filed on the Company's Form 20-F for the year ended December 31, 2017.
The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under See Item 16G: Corporate Governance as filed on the Company's Form 20-F for the year ended December 31, 2017). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
Dividend payments on our ordinary shares are not expected.

We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends on shares held by us in our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.
Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.
Risks Related to Taxation
Changes in tax law and practice may reduce any net returns for shareholders.

The tax treatment of the Company, our shareholders and any subsidiary of ours (including Iglo and its subsidiaries), any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the United Kingdom, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.

If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.
Taxation of returns from subsidiaries may reduce any net return to shareholders.

We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes and this may reduce the value of your investment in our ordinary shares.
If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.

U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

We may be a “passive foreign investment company” for U.S. federal income tax purposes and adverse tax consequences could apply to U.S. investors.

The U.S. federal income tax treatment of U.S. holders will differ depending on whether or not the Company is considered a passive foreign investment company (“PFIC”).

In general, we will be considered a PFIC for any taxable year in which: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of our assets in that year are assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, if we, directly or indirectly, own at least 25 percent by value of the stock of another corporation, then we generally would be treated as if we held our proportionate share of the assets of such other corporation and received directly our proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income.

We do not believe that we will be a PFIC for the current year. However, we can provide no assurance that we will not be a PFIC for any subsequent year.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2018 (unaudited) and December 31, 2017 (audited)

		September 30, 2018	December 31, 2017
	Note	€m	€m
Non-current assets
Goodwill		1,860.0	1,745.6
Intangibles		2,085.6	1,724.4
Property, plant and equipment		342.6	295.4
Other receivables		2.9	4.3
Derivative financial instruments	12	27.0	18.6
Deferred tax assets		63.5	64.3
Total non-current assets		4,381.6	3,852.6
Current assets
Cash and cash equivalents	10	156.9	219.2
Inventories		377.6	306.9
Trade and other receivables		205.5	147.1
Indemnification assets	11	79.7	73.8
Derivative financial instruments	12	11.8	2.1
Total current assets		831.5	749.1
Total assets		5,213.1	4,601.7
Current liabilities
Trade and other payables		492.7	477.5
Current tax payable		194.4	145.3
Provisions	13	58.6	68.0
Loans and borrowings	12	6.6	3.3
Derivative financial instruments	12	1.6	7.8
Total current liabilities		753.9	701.9
Non-current liabilities
Loans and borrowings	12	1,762.8	1,395.1
Employee benefits	14	193.9	188.4
Trade and other payables		1.3	1.8
Provisions	13	68.3	72.8
Derivative financial instruments	12	41.4	61.4
Deferred tax liabilities		388.1	327.7
Total non-current liabilities		2,455.8	2,047.2
Total liabilities		3,209.7	2,749.1
Net assets		2,003.4	1,852.6
Equity
Share capital	16	—	—
Capital reserve	16	1,745.2	1,623.7
Share based compensation reserve	15	9.6	2.9
Founder Preferred Share Dividend reserve	17	372.6	493.4
Translation reserve		88.3	83.2
Cash flow hedging reserve		10.0	(3.0)
Accumulated deficit		(221.8)	(347.6)
Equity attributable to owners of the parent		2,003.9	1,852.6
Non-controlling interests		(0.5)	—
Total equity		2,003.4	1,852.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and nine months ended September 30, 2018 and September 30, 2017

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Revenue		530.6	459.0	1,558.0	1,448.4
Cost of sales		(383.6)	(320.0)	(1,088.2)	(1,009.0)
Gross profit		147.0	139.0	469.8	439.4
Other operating expenses		(84.5)	(71.4)	(253.1)	(227.6)
Exceptional items	6	(4.1)	(5.4)	(11.7)	(16.8)
Operating profit		58.4	62.2	205.0	195.0
Finance income	7	1.1	3.9	2.7	9.2
Finance costs	7	(13.2)	(12.5)	(38.8)	(66.2)
Net financing costs		(12.1)	(8.6)	(36.1)	(57.0)
Profit before tax		46.3	53.6	168.9	138.0
Taxation	8	(10.0)	(11.7)	(39.2)	(28.8)
Profit for the period		36.3	41.9	129.7	109.2

Attributable to:
Equity owners of the parent		36.7	41.9	130.1	109.2
Non-controlling interests		(0.4)	—	(0.4)	—
		36.3	41.9	129.7	109.2

Earnings per share
Basic and diluted earnings per share	9	€0.21	€0.24	€0.74	€0.61
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and nine months ended September 30, 2018 and September 30, 2017

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Profit for the period		36.3	41.9	129.7	109.2
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	14	2.6	—	(6.4)	5.6
Taxation (charge)/credit on measurement of defined benefit pension plans		(0.8)	0.1	2.1	(3.0)
Total items not reclassified to the Statement of Profit or Loss		1.8	0.1	(4.3)	2.6
(Loss)/gain on investment in foreign subsidiary, net of hedge		(1.3)	(1.4)	5.1	(3.9)
Effective portion of changes in fair value of cash flow hedges		—	(8.8)	18.1	(22.8)
Taxation credit/(charge) relating to components of other comprehensive income		0.2	2.0	(5.1)	6.5
Total items that may be subsequently reclassified to the Statement of Profit or Loss		(1.1)	(8.2)	18.1	(20.2)
Other comprehensive income/(loss) for the period, net of tax		0.7	(8.1)	13.8	(17.6)
Total comprehensive income for the period		37.0	33.8	143.5	91.6

Attributable to:
Equity owners of the parent		37.4	33.8	143.9	91.6
Non-controlling interests		(0.4)	—	(0.4)	—
		37.0	33.8	143.5	91.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2018

		Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Notes	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2018		—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6
Profit/(loss) for the period		—	—	—	—	—	—	130.1	130.1	(0.4)	129.7
Other comprehensive income/(loss)		—	—	—	—	5.1	13.0	(4.3)	13.8	—	13.8
Total comprehensive income for the period		—	—	—	—	5.1	13.0	125.8	143.9	(0.4)	143.5
Founder Preferred Shares Annual Dividend Amount	17	—	120.8	—	(120.8)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	15	—	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	16	—	0.1	—	—	—	—	—	0.1	—	0.1
Share based payment charge	15	—	—	9.5	—	—	—	—	9.5	—	9.5
Reclassification of awards for settlement of tax liabilities	15	—	—	(2.0)	—	—	—	—	(2.0)	—	(2.0)
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	—	—	—	(0.1)	(0.1)
Total transactions with owners, recognized directly in equity		—	121.5	6.7	(120.8)	—	—	—	7.4	(0.1)	7.3
Balance as of September 30, 2018		—	1,745.2	9.6	372.6	88.3	10.0	(221.8)	2,003.9	(0.5)	2,003.4

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the nine months ended September 30, 2017

	Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2017	—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5	—	1,902.5
Profit for the period	—	—	—	—	—	—	109.2	109.2	—	109.2
Other comprehensive (loss)/income for the period	—	—	—	—	(3.9)	(16.3)	2.6	(17.6)	—	(17.6)
Total comprehensive (loss)/income for the period	—	—	—	—	(3.9)	(16.3)	111.8	91.6	—	91.6
Repurchase of ordinary shares	—	(177.1)	—	—	—	—	—	(177.1)	—	(177.1)
Vesting of Non-Executive Director restricted stock award	—	0.6	(0.7)	—	—	—	—	(0.1)	—	(0.1)
Listing and share transaction costs	—	(0.5)	—	—	—	—	—	(0.5)	—	(0.5)
Share based payment charge	—	—	2.4	—	—	—	—	2.4	—	2.4
Total transactions with owners, recognized directly in equity	—	(177.0)	1.7	—	—	—	—	(175.3)	—	(175.3)
Balance as of September 30, 2017	—	1,623.7	2.7	493.4	80.1	(7.9)	(373.2)	1,818.8	—	1,818.8
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2018 and September 30, 2017

		For the nine months ended September 30,
		2018	2017
	Note	€m	€m
Cash flows from operating activities
Profit for the period		129.7	109.2
Adjustments for:
Exceptional items	6	11.7	16.8
Non-cash fair value purchase price adjustment of inventory		5.7	—
Share based payments expense	15	9.5	2.4
Depreciation and amortization	5	33.6	32.4
Loss on disposal and impairment of property, plant and equipment		0.1	0.2
Finance costs	7	38.8	66.2
Finance income	7	(2.7)	(9.2)
Taxation	8	39.2	28.8
Operating cash flow before changes in working capital, provisions and net of acquisitions		265.6	246.8
Increase in inventories		(50.8)	(9.0)
Increase in trade and other receivables		(51.0)	(8.1)
Decrease in trade and other payables		(14.3)	(7.7)
Increase in employee benefits and other provisions		—	2.0
Cash generated from operations before tax and exceptional items		149.5	224.0
Cash flows relating to exceptional items	6	(28.2)	(71.3)
Tax paid		(10.6)	(32.2)
Net cash generated from operating activities		110.7	120.5
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	4	(465.1)	—
Purchase of property, plant and equipment		(17.8)	(26.0)
Purchase of intangibles		(3.1)	(2.5)
Cash used in investing activities		(486.0)	(28.5)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	16	0.1	—
Repurchase of ordinary shares	16	—	(177.6)
Issuance of new loan principal	12	354.8	1,470.5
Repayment of loan principal	12	(5.9)	(1,469.5)
Payment of finance leases		—	(1.6)
Loss on settlement of derivatives		(1.0)	(2.4)
Payment of financing fees		(2.5)	(13.6)
Interest paid		(30.6)	(32.9)
Interest received		0.2	0.3
Net cash generated from/(used in) financing activities		315.1	(226.8)
Net decrease in cash and cash equivalents		(60.2)	(134.8)
Cash and cash equivalents at beginning of period		219.2	329.5
Effect of exchange rate fluctuations		(2.1)	(16.6)
Cash and cash equivalents at end of period	10	156.9	178.1
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as of and for the three and nine months ended September 30, 2018 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella’s and Aunt Bessie’s.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and as adopted by the European Union. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 6, 2018.
There are no new accounting standards which have a material impact on this financial information, except for disclosure requirements upon the adoption of IFRS 9, Financial Instruments & IFRS 15, Revenue from Contracts with Customers. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except taxes on income. These are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
IFRS 16, Leases, sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 Leases. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. This IFRS will become effective for accounting periods starting on January 1, 2019 with early application permitted for companies applying IFRS 15, Revenue from Contracts with Customers. The Company is still assessing the full impact of the new IFRS 16 Standard. However, it is expected that there will be an increase in assets and liabilities as a result of the adoption of the new standard.
The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.

3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note.
In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the nine months ended September 30, 2018, which were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, were as follows:
3.1    Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

• The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.
• Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.
3.2    Fair value of derivative financial instruments
Note 12 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. The fair value of derivatives is determined using forward rates at the balance sheet date, with the resulting value discounted back to present value.
3.3    Employee benefit obligation

The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 14 for details of material changes, if any, to assumptions since December 31, 2017.
3.4    Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.
3.5    Revenue discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’. See Note 12, which include details of trade terms balances included within trade receivables.

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
3.6    Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
3.7    Share based payments

The Company at the end of each reporting period, in estimating its share-based payment charge assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 15 contains details of these assumptions and of the valuation model used.
3.8    Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate. Estimating future income is highly judgmental and is based on management’s best estimate.
4.    Acquisitions
(a) Goodfella’s Pizza
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”) for £209.7 million (€239.0 million), including post-acquisition working capital and net debt adjustments. Goodfella's Pizza (legal entity subsequently renamed Birds Eye Pizza Limited), is a pizza producer based in Ireland that complements our existing business model.

The preliminary assessment of the fair values of assets and liabilities of Birds Eye Pizza Limited at the date of acquisition and the consideration paid was as follows:

April 21, 2018
€m
Assets:
Intangible assets	158.0
Property, plant and equipment	33.2
Current assets	7.5
Inventories	10.7
Deferred tax assets	0.9
Total assets	210.3

Liabilities:
Current liabilities	30.9
Deferred tax liabilities	22.6
Total liabilities	53.5

Total identifiable net assets acquired	156.8

Total purchase consideration	239.0

Total identifiable net assets acquired	(156.8)

Goodwill	82.2

The preliminary estimate of goodwill is €82.2 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition are identified, then the accounting for the acquisition will be revised. The figures presented include working capital and net debt revisions post acquisition.

During the period from April 21, 2018 until September 30, 2018, the Goodfella's Pizza business contributed total revenue of €65.2 million and profit before tax of €5.5 million to the Company's results.
(b) Toppfrys AB

Effective March 2, 2018, the Company acquired a 60% stake of the outstanding share capital of Toppfrys AB, a pea processing business in Sweden that complements our existing business model. The Company paid €1.7 million (SEK 17.0 million) for the equity share acquired and subsequently provided loans of €1.5 million (SEK 13.6 million), bringing the total payments to €3.2 million (SEK 30.6 million). The Company has consolidated the business and has recognized a 40% non-controlling interest as it was determined to have control based on an assessment of the acquired business. In respect of the acquired business, Nomad concurrently has both put and call options with the remaining shareholders on the remaining 40% of the shares commencing in 2020.

The provisional 60% stake of net liabilities acquired were valued at €0.1 million, resulting in a provisional estimate of goodwill of €1.8 million. The Company believes the future value of goodwill will be obtained through its market position in Sweden. The revenue and profit or loss since the acquisition date are immaterial to the consolidated financial statements.
Non-controlling interests arise from business combinations in which the Company acquires less than a 100 per cent interest. Non-controlling interests are initially measured at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Nomad determines on a transaction by transaction basis which measurement method is used.
The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill.
Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased by the non-controlling interest’s share of subsequent changes in equity and payments to the non-controlling interest. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

(c) Aunt Bessie's
On July 2, 2018, the Company completed its previously announced acquisition of all the share capital of Aunt Bessie’s Limited (“Aunt Bessie's”) from William Jackson & Son Limited for a purchase price of £209.0 million (€235.9 million). Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues.

The preliminary assessment of the fair values of assets and liabilities of Aunt Bessie's at the date of acquisition and the consideration paid was as follows:

July 2, 2018
€m
Assets:
Intangible assets	204.2
Property, plant and equipment	24.2
Current assets	19.5
Inventories	13.2
Total assets	261.1

Liabilities:
Current liabilities	18.8
Deferred tax liabilities	36.8
Total liabilities	55.6

Total identifiable net assets acquired	205.5

Total purchase consideration	235.9

Total identifiable net assets acquired	(205.5)

Goodwill	30.4

The preliminary estimate of goodwill is €30.4 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition are identified, then the accounting for the acquisition will be revised.

During the period from July 2, 2018 till September 30, 2018, the business contributed total revenue of €27.4 million and profit before tax of €2.3 million to the Company's results.
(d) Impact of all acquisitions on financial statements

Acquisition related costs of €8.9 million are recognized as an expense in other operating expenses.
If all acquisitions had occurred on January 1, 2018, management estimates that the combined Company would have revenue of €1,672.7 million and profit before tax of €181.6 million for the nine months ended September 30, 2018.

(e) Purchase consideration - cash outflow

	For the nine months ended September 30,
	2018	2017
Outflow of cash to acquire subsidiary, net of cash acquired	€m	€m
Cash consideration	474.9	—
Less cash acquired	(9.8)	—
Net outflow of cash - investing activities	465.1	—

5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and this is reflected in the segment presentation below for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2018	2017	2018	2017
	Note	€m	€m	€m	€m
Profit for the period		36.3	41.9	129.7	109.2
Taxation		10.0	11.7	39.2	28.8
Net financing costs		12.1	8.6	36.1	57.0
Depreciation		10.4	8.6	28.4	26.6
Amortization		2.0	2.0	5.2	5.8
EBITDA		70.8	72.8	238.6	227.4
Acquisition purchase price adjustments		3.6	—	5.7	—
Exceptional items	6	4.1	5.4	11.7	16.8
Other adjustments		5.2	0.3	19.8	2.4
Adjusted EBITDA		83.7	78.5	275.8	246.6

Other adjustments include the elimination of share-based payment expense and related employer payroll tax expense of €4.5 million for the three months ended September 30, 2018 (2017: €0.3 million) and €10.9 million for the nine months ended September 30, 2018 (2017: €2.4 million), as well as the elimination of M&A related investigation costs, professional fees, transaction costs, purchase accounting related valuations and post-close transaction costs of €0.7 million for the three months ended September 30, 2018 (2017: nil) and €8.9 million for the nine months ended September 30, 2018 (2017: nil). Nomad excludes these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

Acquisition purchase price adjustments relate to the non-cash fair value uplift of inventory on the acquisition of Goodfella’s Pizza and Aunt Bessie's.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
United Kingdom	160.8	97.9	400.1	309.7
Italy	81.3	78.4	279.9	271.7
Germany	68.9	69.1	223.9	216.8
France	40.0	41.5	125.8	125.1
Sweden	48.8	52.1	143.3	158.8
Norway	31.8	32.7	91.2	92.2
Austria	21.3	19.3	71.7	67.5
Spain	19.5	20.6	57.6	61.7
Rest of Europe	58.2	47.4	164.5	144.9
Total external revenue by geography	530.6	459.0	1,558.0	1,448.4
6.    Exceptional items

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Findus Group integration costs	1.1	3.8	7.1	9.5
Goodfella's Pizza & Aunt Bessie's integration costs	2.2	—	3.0	—
Factory optimization	0.4	—	0.9	—
Supply chain reconfiguration	1.1	—	1.3	—
Settlement of legacy matters	(0.7)	(1.1)	(0.6)	2.6
Implementation of strategic opportunities	—	2.7	—	10.5
Remeasurement of indemnification assets	—	—	—	(8.3)
Costs related to transactions	—	—	—	2.5
Total exceptional items	4.1	5.4	11.7	16.8

Following the acquisition of the Findus Group in November 2015, the Company initiated a substantial integration project. Costs of €1.1 million have been incurred in the three months ended September 30, 2018 (2017: €3.8 million) and €7.1 million for the nine months ended September 30, 2018 (2017: €9.5 million) which relate to the roll-out of the Nomad ERP system.

Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company has initiated an integration project. Costs of €2.2 million have been incurred in the three months ended September 30, 2018 and €3.0 million for the nine months ended September 30, 2018.
The Company has initiated a three-year factory optimization program. The focus of the program will be to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Costs of €0.4 million have been incurred in the three months ended September 30, 2018 and €0.9 million in the nine months ended September 30, 2018.

Supply chain reconfiguration relates to ongoing activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. Costs incurred in 2018 relate to the relocation of production to other factories and are partially offset by income from the disposal of the remaining tangible assets. A charge of €1.1 million has been incurred in the three months ended September 30, 2018 and €1.3 million in the nine months ended September 30, 2018.

Settlement of legacy matters net income of €0.7 million was recognized in the three months ended September 30, 2018 (2017: net income of €1.1 million) and net income of €0.6 million in the nine months ended September 30, 2018 (2017: costs of €2.6 million) from liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within 'Implementation of strategic opportunities' and 'Findus Group integration costs' and have been reclassified into this line for all successor periods presented.

Implementation of strategic opportunities and other items primarily relates to costs associated with the implementation of Nomad’s strategic vision across the Company and other tax costs. Costs of €2.7 million were incurred in the three months ended September 30, 2017 and €10.5 million for the nine months ended September 30, 2017. These costs were reported in prior periods together with costs associated with legacy matters which are now allocated to 'Settlement of legacy matters', which has reduced the 2017 charges accordingly.
Remeasurement of the indemnification assets relates to the movement (up to a cap of the initial value of the shares) in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as well as the release of indemnification assets associated with the acquisition of the Iglo Group as discussed in Note 11. Therefore the value of the assets may, in the future, be restricted to the value of these shares as at the balance sheet date.
For the nine months ended September 30, 2017, costs related to transactions relates to enhanced control compliance procedures in territories.
The tax credit impact of the exceptional items for the three months ended September 30, 2018 amounted to €1.6 million (2017: €1.9 million) and for the nine months ended September 30, 2018 amounted to €2.4 million (2017: €6.8 million).
Included in the Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2018 is €28.2 million (2017: €71.3 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

7.    Finance income and costs

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Finance income
Interest income	0.5	0.1	0.5	0.3
Gain on derivatives	—	3.5	1.7	8.9
Net foreign exchange gains arising on retranslation of financial assets and liabilities	0.6	0.3	0.5	—
Total finance income	1.1	3.9	2.7	9.2
Interest expense (a)	(10.9)	(10.8)	(33.1)	(38.5)
Loss on derivatives	(1.3)	—	—	—
Net foreign exchange losses arising on retranslation of financial assets and liabilities	—	—	—	(2.2)
Net pension interest costs	(0.9)	(1.0)	(2.7)	(2.8)
Amortization of borrowing costs	(0.5)	(0.4)	(1.0)	(2.3)
Interest on unwinding discounted items	(0.3)	(0.3)	(0.9)	(0.9)
Financing income/(costs) incurred on new or amended debt (b)	0.7	—	(1.1)	(19.5)
Total finance costs	(13.2)	(12.5)	(38.8)	(66.2)
Net finance costs	(12.1)	(8.6)	(36.1)	(57.0)
(a) Interest expense is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.

(b) As a consequence of the refinancing on May 3, 2017 as detailed in Note 12, deferred borrowing costs of €15.7 million relating to the old senior debt and senior secured notes were written off.

8.    Taxation
Income tax expense of €10.0 million for the three months period to September 30, 2018 (2017: €11.7 million) and €39.2 million for the nine months period to September 30, 2018 (2017: €28.8 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. It also reflects the tax impact of exceptional items accounted for in the periods.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.
Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

9.    Earnings per share

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Basic earnings per share
Profit for the period	36.3	41.9	129.7	109.2
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	175.6	172.4	175.6	179.2
Basic earnings per share	€0.21	€0.24	€0.74	€0.61
The weighted average ordinary shares in 2018 includes the January 2, 2018 issuance of the Founder Preferred Shares Annual Dividend Amount as set out in Note 17.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
	€m	€m	€m	€m
Diluted earnings per share
Profit for the period	36.3	41.9	129.7	109.2
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	175.7	172.4	175.6	179.2
Diluted earnings per share	€0.21	€0.24	€0.74	€0.61
For the three months and nine months period ended September 30, 2018, the number of shares in the diluted earnings per share calculation has been adjusted by 44,272 for the dilutive impact of the 2018 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2019 (53,498 for the three months and nine months period ended September 30, 2017 for the dilutive impact of the 2017 Non-Executive Restricted Stock Awards that the Company issued in 2018). Refer to Note 15 for further details. There is no adjustment to the profit for the period. The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 17, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2018.

10.    Cash and cash equivalents

	September 30, 2018	December 31, 2017
	€m	€m
Cash and cash equivalents	156.8	219.0
Restricted cash	0.1	0.2
Cash and cash equivalents	156.9	219.2

‘Cash and cash equivalents’ comprise cash balances and call deposits. There were no bank overdrafts reported in either period. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.

11.    Indemnification assets

€m
Balance as of January 1, 2018	73.8
Recognized through business combinations	5.9
Balance at September 30, 2018	79.7
As at September 30, 2018, €73.8 million (December 31, 2017: €73.8 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares were held in escrow and were valued at $20.26 (€17.42) (December 31, 2017: $16.91 (€14.13)) each. The shares placed in escrow will be released in stages over a four-year period beginning January 2019 and each anniversary thereafter. In January 2019, we expect to release a significant portion of the escrow shares, the number of which will be determined by the share price at that time.
The indemnification asset of €5.9 million recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition. As at September 30, 2018, €0.5 million of the indemnification assets relate to liabilities with customers for which the seller has provided an indemnity. The remainder relates to other contingent liabilities which are covered by insurance policies taken out by the seller. A liability has also been recognized in the balance sheet to the same extent as the asset.

12.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
September 30, 2018	€m	€m	€m	€m	€m	€m
Assets
Measured at fair value
Derivative financial instruments	—	—	4.9	33.9	—	38.8
Not measured at fair value
Trade receivables	—	140.7	—	—	—	140.7
Cash and cash equivalents	156.9	—	—	—	—	156.9
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(0.5)	(42.5)	—	(43.0)
Not measured at fair value
Trade and other payables excluding non-financial liabilities	—	—	—	—	(447.1)	(447.1)
Loans and borrowings	—	—	—	—	(1,780.7)	(1,780.7)
Total	156.9	140.7	4.4	(8.6)	(2,227.8)	(1,934.4)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €191.2 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
December 31, 2017	€m	€m	€m	€m	€m	€m
Assets
Measured at fair value
Derivative financial instruments	—	—	3.2	17.5	—	20.7
Not measured at fair value
Trade receivables	—	94.7	—	—	—	94.7
Cash and cash equivalents	219.2	—	—	—	—	219.2
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(0.7)	(68.5)	—	(69.2)
Not measured at fair value
Trade and other payables excluding non-financial liabilities	—	—	—	—	(441.6)	(441.6)
Loans and borrowings	—	—	—	—	(1,409.5)	(1,409.5)
Total	219.2	94.7	2.5	(51.0)	(1,851.1)	(1,585.7)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €188.5 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.

The Company has determined that the carrying amount of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Cross currency interest rate swaps are managed based on their net exposure to credit risks. The Company has used the exception in IFRS 13 to allow this group of derivatives to be measured on a net basis by each counterpart.
Interest bearing loans and borrowings

The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period’s prevailing interest rates. They are classified as level 2 instruments.

The Company has Senior Euro debt of €558.0 million and Senior USD debt of $953.4 million (€813.7 million). Both are repayable on May 15, 2024, although the Senior USD debt requires a repayment of $9.6 million (€8.2 million) of principal in May each year until 2024. An €80.0 million revolving credit facility is available until May 15, 2023 and will be utilized to support existing letters of credit and bank guarantees and certain other ancillary facilities outside of the Senior debt. The Company drew an additional Senior USD debt of $50.0 million (€42.4 million) and Senior Euro debt of €58.0 million in the first quarter of 2018, to partially fund the acquisition of Goodfella’s which completed in April 2018 and is discussed in Note 4.  The remainder of the acquisition price was funded through cash. A further $300.0 million (€254.4 million) of Senior USD debt drawn down on June 20, 2018 to fund the acquisition of Aunt Bessie’s as discussed in Note 4.

In order to match its underlying cash flows, the Company has entered into a number of cross-currency interest rate swaps. In exchange for $953.4 million, the Company has received €547.9 million and £263.4 million. The derivatives are designed to minimize the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All of the USD to EUR swaps have been designated as a cash flow hedge while EUR to GBP swaps to the value of £224.7 million have been designated as a net investment hedge.

Nomad Foods BondCo Plc has €400.0 million of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes is payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. Both the senior debt and the notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof and are secured with equal ranking against certain assets of the Company.

	Fair value		Carrying value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	€m	€m	€m	€m
Senior EUR/USD loans	1,379.8	1,012.7	1,377.9	1,009.5
2024 fixed rate senior secured notes	406.2	412.2	400.0	400.0
Other borrowings	2.8	—	2.8	—
Less deferred borrowing costs	—	—	(11.3)	(11.1)
	1,788.8	1,424.9	1,769.4	1,398.4

13.    Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance as of January 1. 2018	26.3	75.4	10.2	10.4	18.5	140.8
Additional provision in the period	1.0	—	0.3	—	1.3	2.6
Release of provision	(0.1)	—	—	—	(0.9)	(1.0)
Acquired through business combinations	—	—	—	—	6.8	6.8
Utilization of provision	(14.7)	(3.2)	(0.6)	(0.2)	(1.1)	(19.8)
Unwinding of discounting	—	0.6	—	0.3	—	0.9
Foreign exchange	—	(3.4)	—	—	—	(3.4)
Balance at September 30, 2018	12.5	69.4	9.9	10.5	24.6	126.9

Analysis of total provisions:		September 30, 2018		December 31, 2017
Current		58.6		68.0
Non-current		68.3		72.8
Total		126.9		140.8
Restructuring
The €12.5 million (December 31, 2017: €26.3 million) provision relates to committed plans for certain restructuring activities of an exceptional nature which are due to be completed within the next 12 months. €14.7 million has been utilized in the nine months ended September 30, 2018, which relates to the closure of the production facilities in Bjuv, Sweden and reorganizational activities arising from the implementation of Nomad's strategic vision across the Company.
The Company has signed an agreement with Foodhills AB to sell the buildings and parts of the premises in Bjuv, Sweden. The purchase price could be up to SEK 85 million (€8.6 million), with cash received of SEK 72.25 million (€7.2 million) and the remainder held in escrow. The final settlement due in early 2019 is subject to liabilities and warranties in the framework of the transaction which are covered within the provision. Legal handover of the site was completed on March 1, 2018.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision, €67.2 million (December 31, 2017: €72.5 million) is held in relation to a lease for a warehouse and factory facility in Bjuv. The factory is vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.
The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision will be frequently reassessed by management and may change significantly over time.
Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.
The remaining provision of €2.2 million (December 31, 2017: €2.9 million) relates to a service contract covering the same warehouse facility.
Provisions related to other taxes
The €9.9 million (December 31, 2017: €10.2 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.

Contingent consideration
As at September 30, 2018, the provision for contingent consideration comprised of €9.0 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively (December 31, 2017: €8.9 million and €1.5 million, respectively).
During the nine months period ended September 30, 2018, a €0.3 million charge has been recognized relating to the unwinding of discounting on the La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company.
There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and is payable in 2019.
Other
Other provisions include €5.7 million (December 31, 2017: €5.6 million) of potential obligations in Italy, €6.8 million of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €3.1 million (December 31, 2017: €3.1 million) for asset retirement obligations recognized as part of the Findus acquisition, €2.4 million (December 31, 2017: €2.7 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.

14.    Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the nine months ended September 30, 2018.

The total net employee benefit obligations as at September 30, 2018 is as follows:

€m
Balance as of January 1, 2018	188.4
Service cost	4.0
Net interest expense	2.7
Actuarial loss on pension scheme valuations	6.4
Benefits paid	(4.9)
Foreign exchange differences on translation	(2.7)
Balance as of September 30, 2018	193.9
The principal assumptions applied for the valuation at September 30, 2018 were the same as those applied at December 31, 2017, except for the German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 1.95% to 1.80%.

15.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the Long-term Incentive Plan ("LTIP"), which enables the Company’s Compensation Committee to make grants (“awards”) in the form of rights over ordinary shares ("restricted shares"), to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently grants awards to certain members of the Company's management team and certain of its Non-Executive Directors.
All awards are to be settled by delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has outstanding awards over 4,958,600 ordinary shares granted to certain members of its management team (the “Management Share Awards”) as of the following three award dates:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	Total
Number of awards outstanding at January 1, 2018	3,837,000	1,090,000	—	4,927,000
New awards granted in the period	—	—	481,600	481,600
Forfeitures in the period	(375,000)	(75,000)	—	(450,000)
Number of awards outstanding at September 30, 2018	3,462,000	1,015,000	481,600	4,958,600

Relevant to each grant, the vesting of such awards is subject to the following performance conditions: up to one-half of such award will vest if the Company achieves one of a range of benchmark market share price performance targets over a four-year period (the "Share Price Performance Condition") and up to one-half of such award will vest upon the Company achieving one of a range of cumulative EBITDA performance targets over a four-year period (the "EBITDA Performance Condition"). If the Share Price Performance Condition is satisfied, up to 50% of the shares subject to the Share Price Performance Condition will vest in the initial two-year period following the grant and up to 50% of the shares subject to the Share Price Performance Condition will vest over the subsequent two-year period following the grant.

•	For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent two-year period is through to January 1, 2020.

•	For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021.

•	For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent two-year period is through to January 1, 2022.

With respect to each such award, if the respective EBITDA Performance Condition is satisfied, up to 50% of such award subject to the EBITDA Performance Condition will vest on January 1, 2020, 2021 and 2022, respectively, as the case may be.
In September 2018, 294,810 restricted shares granted as part of the 2016 Management Share Awards vested, resulting in the issuance of 181,054 ordinary shares to participants in the LTIP in October 2018 (net of 113,756 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The share-based compensation charge reported within the Consolidated Statement of Profit or Loss for the three and nine months ended September 30, 2018 related to the Director and Senior Management Share Awards is €2.9 million and €8.8 million, respectively. (Three and nine months ended September 30, 2017: €0.2 million and €1.9 million, respectively).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 and 2017 awards, which included changes to the EBITDA Performance Conditions and benchmark market share price targets, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are now as follows:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award
Grant date price	$16.91	$16.91	$16.91
Exercise price	$—	$—	$—
Expected life of restricted share	0.78 – 2.00 years	1.25 – 3.00 years	2.54 – 4.00 years
Expected volatility of the share price	22.0%	22.0%	24.0%
Dividend yield expected	—%	—%	—%
Risk free rate	2.06%	2.15%	2.23%
Employee exit rate	19.0%	19.0%	19.0%
EBITDA Performance Conditions	70.0%-90.0%	50.0%-70.0%	40.0%-50.0%
The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately three years.
Based on the assessment of fair value and the number of shares expected to vest, the total fair values in respect of the restricted shares are:

•	2016 award - $19.6 million (€15.9 million)

•	2017 award - $4.2 million (€3.4 million)

•	2018 award - $1.6 million (€1.3 million)
Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted a $100,000 restricted share award annually on the date of the annual general meeting of shareholders, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s subsequent annual general meeting of shareholders or thirteen months from the date of grant. On June 19, 2017, the then current independent Non-Executive Directors were granted a 41,724 restricted share award at a share price of $14.38. On August 22, 2017, two new independent Non-Executive Directors were granted a pro-rata 11,774 restricted share award at the same share price and vesting conditions as the previous grant.

On June 14, 2018, 53,498 restricted shares granted as part of the 2017 Non-Executive Director restricted share awards vested, resulting in the issuance of 41,186 ordinary shares (net of shares 12,312 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares) and a €0.2 million increase in the share-based compensation reserve based on the value of the awards issued.

On June 14, 2018, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted a 44,272 restricted share award at a share price of $18.07.

The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2018 related to Non-Executive Directors share-based compensation awards is €0.2 million and €0.7 million, respectively. The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2017 was €0.1 million and €0.5 million, respectively.

Share based compensation reserve

	Non-Executive Directors Award	Management Share Award 2016	Management Share Award 2017	Management Share Award 2018	Total Share based compensation reserve
	€m	€m	€m	€m	€m
Balance as of January 1, 2018	0.5	2.2	0.2	—	2.9
Non-Executive Director restricted share awards charge	0.7	—	—	—	0.7
Directors and Senior Management share awards charge - January 1, 2016	—	7.2	—	—	7.2
Directors and Senior Management share awards charge - January 1, 2017	—	—	1.3	—	1.3
Directors and Senior Management share awards charge - January 1, 2018	—	—	—	0.3	0.3
Vesting of Non-Executive Director restricted shares	(0.8)	—	—	—	(0.8)
Reclassification of awards for settlement of tax liabilities	—	(2.0)	—	—	(2.0)
Balance as of September 30, 2018	0.4	7.4	1.5	0.3	9.6

16.    Share Capital and Capital reserve
Ordinary Shares

On January 2, 2018, the Company issued a share dividend of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017).

The Company issued 41,186 ordinary shares in June 2018 to Non-Executive Directors as disclosed in Note 15 above.

In June 2018, former Non-Executive Directors exercised 9,375 of 125,000 initial options granted to them for €0.1 million. The remaining options expire in June 2020.

	Shares		September 30, 2018	December 31, 2017
	September 30, 2018	December 31, 2017
			€m	€m
Authorized Share Capital:
Unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a
Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a

Issued and fully paid:
Ordinary Shares	174,047,997	165,291,546	1,748.4	1,626.9
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6
			1,759.0	1,637.5
Listing and share transaction costs			(13.8)	(13.8)
Total Capital reserve			1,745.2	1,623.7

17.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last 10 consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts ($11.4824) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met and issued on January 2, 2018. The
Company issued a share dividend of 8,705,890 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2015 dividend price of $11.4824 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.6516 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2017). Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at September 30, 2018 decreased to €372.6 million (December 31, 2017: €493.4 million).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

18.    Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees earned and expenses incurred by them in the course of their duties for the three and nine months ended September 30, 2018 were €0.4 million and €1.5 million, respectively. (Three and nine months ended September 30, 2017: €0.6 million and €1.6 million, respectively.)

In addition to the fees above, as discussed in Note 17, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2017 were met and a share dividend of 8,705,890 ordinary shares were issued on January 2, 2018.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and nine months ended September 30, 2018 were €0.2 million and €0.4 million, respectively. (Three and nine months ended September 30, 2017: €0.1 million and €0.3 million, respectively.) In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 15. Some of these grants vested on June 14, 2018 and were exercised in June 2018.

19.    Subsequent events after the Statement of Financial Position date
None